                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)



                                  WEBHIRE, INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   7612W 10 8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

Randy Tinsley                                      Scott L. Gelband, Esq.
Amazon.com, Inc.              with a copy to:      Perkins Coie LLP
1200 12th Avenue South,                            1201 Third Avenue, 40th Floor
Suite 1200                                         Seattle, Washington  98101
Seattle, WA 98144                                  (206) 583-8888
(206) 266-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 19, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     7612W 108                                       PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amazon.com, Inc. 91-1646860
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,670,273 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          not applicable
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,670,273 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          not applicable
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,670,273
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 16.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Webhire, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 91 Hartwell Avenue, Lexington MA 02173.

ITEM 2. IDENTITY AND BACKGROUND.

        This Amendment No. 1 to Schedule 13D is filed by Amazon.com, Inc., a Delaware corporation (the "Company"), whose principal business is the online retailing of books, music compact discs, videos, DVDs, computer games, toys, consumer electronics and other items, as well as providing auction services to its customers. The address of the Company's principal business office is 1200 12th Avenue South, Suite 1200, Seattle, Washington, 98144.

        The following provides certain information as to the directors and executive officers of the Company (where no business address is given, the address is that of the Company's principal executive and business offices stated in this Item 2):

Directors:

Name:                            Principal Occupation and Business Address

Jeffrey P. Bezos                 Chairman of the Board and Chief Executive
                                 Officer of the Company

Tom A. Alberg                    Principal in Madrona Investment Group, L.L.C.
                                 Madrona Investment Partners
                                 1000 Second Avenue, Suite 3700
                                 Seattle, WA 98104

Scott D. Cook                    Chairman of the Executive Committee of the
                                 Board of Intuit, Inc.
                                 Intuit, Inc.
                                 2535 Garcia Ave.
                                 Mountain View, CA 94043

L. John Doerr                    General Partner
                                 Kleiner Perkins Caufield & Byers
                                 2750 Sand Hill Road
                                 Menlo Park, CA 94025

Patricia Q. Stonesifer           President and Chairman of the Gates Library
                                 Foundation
                                 Gates Library Foundation
                                 P.O. Box 3189
                                 Redmond, WA 98073

Executive Officers:

Name:                            Principal Occupation and Business Address(1)

Jeffrey P. Bezos                 Chief Executive Officer and Chairman of the
                                 Board

Joseph Galli, Jr.                President and Chief Operating Officer

Joy D. Covey                     Vice President, Finance and Administration
                                 and Chief Financial Officer

John D. Risher                   Senior Vice President, Product Development

Ram Shriram                      Vice President, Business Development

Richard Dalzell                  Vice President and Chief Information Officer

Jimmy Wright                     Vice President and Chief Logistics Officer

Sheldon J. Kaphan                Vice President and Chief Technology Officer

Kelyn Brannon                    Vice President, Finance and Chief
                                 Accounting Officer

        (1) The present principal occupation of all executive officers of the Company is with the Company.

        During the last five years, neither the Company nor to the best knowledge of the Company, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        All shares of Common Stock held by the Company were issued to the Company by the Issuer as partial consideration for the sale of certain assets of the Company and the licensing of certain software and trademarks of the Company pursuant to an Asset Purchase Agreement dated as of November 18, 1998 (the "Purchase Agreement"). None of such consideration consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        On November 18, 1998 (the "Transaction Date"), the Company and the Issuer entered into the Purchase Agreement and an associated Software and Trademark License Agreement whereby the Company sold certain assets and licensed certain software and trademarks to the Issuer (the "Transaction"). All shares of Common Stock held by the Company were issued to the Company by the Issuer as partial consideration for the Transaction.

        (a) On July 19, 1999, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Softbank Capital Partners LP, a Delaware limited partnership, and fund affiliates ("Softbank") pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the third business day following the date on which the waiting period under the Hart-Scott-Rodino Act applicable to the purchase of the Common Stock shall have expired or been terminated (the "Closing Date").

        (b) The Company does not presently have any plans or proposals which would relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        (c) The Company does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

        (d) The Company does not presently have any plans or proposals which would relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        (e) The Company does not presently have any plans or proposals which would relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

        (f) The Company does not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

        (g) The Company does not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

        (h) The Company does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) The Company does not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) The Company does not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of this Amendment No. 1 to Schedule 13D, the Company owns 1,670,273 shares of Common Stock of the Issuer constituting approximately 16.6% of the total outstanding shares of Common Stock. Neither the Company nor, to its knowledge, any of the other persons described in Item 2 above beneficially owns any outstanding shares of Common Stock of the Issuer other than the 1,670,273 shares of Common Stock of the Issuer which were acquired by the Company in connection with the Transaction.

        (b) The Company has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 1,670,273 shares Common Stock covered by this Amendment No. 1 to Schedule 13D.

        (c) On July 19, 1999, the Company entered into the Stock Purchase Agreement with Softbank pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the Closing Date.

        (d) Prior to the Closing Date no other person is known to the Company to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Company on the date of this Amendment No. 1 to Schedule 13D. After the Closing Date Softbank will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Company on the date of this Amendment No. 1 to Schedule 13D.

        (e) After the Closing Date, the Company will cease to be the beneficial owner of more than 5% of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On July 19, 1999, the Company entered into the Stock Purchase Agreement with Softbank pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the Closing Date.

        Pursuant to the terms of the Purchase Agreement, the Company has the right to require, on one occasion, the registration by the Issuer under the Securities Act of 1933, as amended, of some or all of the shares of Common Stock. This right is exercisable beginning two years after the Transaction Date and expiring seven years after the Transaction Date. The Company also has the right to have some or all of the shares of Common Stock beneficially owned by the Company included in a registration by the Issuer under the Securities Act of 1933, as amended, on all occasions where the registration is initiated by the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        A copy of the Stock Purchase Agreement is included as an exhibit to this Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           July 20, 1999                 By:  /s/ RANDY TINSLEY
----------------------------------          ----------------------------------------------------
               Date                                           Signature

                                              Randy Tinsley
                                              Vice President, Corporate Development and Treasurer
                                              ---------------------------------------------------
                                                              Name/Title

                            STOCK PURCHASE AGREEMENT

          STOCK PURCHASE AGREEMENT, dated July 19, 1999, between Amazon.com, Inc., a Delaware corporation (the "Stockholder") and SOFTBANK Capital Partners LP, a Delaware limited partnership, and fund affiliates ("SOFTBANK").

1.   Purchase and Sale

          (a) Upon the terms and subject to the conditions of this Agreement, SOFTBANK will purchase, and the Stockholder will sell to SOFTBANK, 1,670,273 shares of Common Stock, par value $.01 per share (the "Shares"), of Webhire, Inc., a Delaware corporation (the "Company"), against payment of the purchase price of $6.43 per share on the third business day following the date on which the condition under Section 4(c) is satisfied, or such other date as the parties may mutually agree (the "Closing Date").

          (b) On the Closing Date, the Stockholder shall deliver to SOFTBANK stock certificates representing the Shares, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, against payment to the Stockholder by wire transfer of the aggregate purchase price of $10,739,855 to an account designated by the Stockholder.

2.   Representations of the Stockholder

          The Stockholder represents and warrants to SOFTBANK as follows:

          (a) Shares. The Shares are owned by such Stockholder, free and clear of all liens, claims and encumbrances. Upon delivery of certificates for such Shares on the Closing Date against payment therefor as provided herein, good and valid title to such Shares will pass to SOFTBANK, free and clear of all liens, claims and encumbrances.

          (b) No Consents. No consent, approval or authorization of or declaration or filing with any governmental authority or other person or entity on the part of the Stockholder is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby except as required under the Securities Exchange Act of 1934, as amended.

          (c) Finders. There is no investment banker, broker, finder, consultant or other intermediary that has been retained by, or is authorized to act on behalf of, the Stockholder who is entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

3.   Representations of SOFTBANK

          (a) No Consents. No consent, approval or authorization of or declaration or filing with any governmental authority or other person or entity on the part of SOFTBANK is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the filing required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or early termination of the applicable waiting period under the HSR Act.

          (b) Investment. SOFTBANK is purchasing the Shares solely for investment purposes and not with a view to resale or distribution. SOFTBANK understands and acknowledges that the Shares are being offered and sold to it without registration under the Securities Act of 1933, as amended. SOFTBANK is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933.

          (c) Finders. There is no investment banker, broker, finder, consultant or other intermediary that has been retained by, or is authorized to act on behalf of, SOFTBANK who is entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

4.   Conditions to Closing

          The obligation of SOFTBANK to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) No preliminary or permanent injunction or other binding order, decree or ruling issued by a court or governmental agency shall be in effect which shall have the effect of preventing the consummation of the transactions contemplated by this Agreement.

          (b) All representations of the Stockholder contained in this Agreement shall be true in all material respects at and as of the Closing Date as though made at such time.

          (c) The waiting period under the HSR Act applicable to the purchase of the Shares shall have expired or been terminated and the Company shall have obtained shareholder approval for issuance of shares of Common Stock to SOFTBANK pursuant to the Stock Purchase Agreement dated the date hereof.

          (d) SOFTBANK shall concurrently consummate the purchase of newly issued shares of Common Stock from the Company pursuant to the Stock Purchase Agreement dated the date hereof.

          (e) All corporate and other proceedings required to carry out the transactions contemplated by this Agreement, and all instruments and other documents relating to such transactions, shall be reasonably satisfactory in form and substance to Sullivan & Cromwell, counsel to SOFTBANK, and SOFTBANK shall have been furnished with such instruments and documents as such counsel shall have reasonably requested.

5.   Miscellaneous

          (a) Expenses. Each party shall pay its own expenses incurred in connection with its execution, delivery and performance of this Agreement, provided, however, SOFTBANK shall pay the Shareholder's reasonable expenses in the event the purchase and sale has not been consummated on or before September 30,1999.

          (b) Survival and Termination. All representations and warranties made herein shall survive for one year after the Closing Date and shall continue in full force and effect after delivery of and payment for the Shares. This Agreement shall terminate if the purchase and sale has not been consummated on or before September 30, 1999.

          (c) Modification and Waiver. No amendment or modification of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

          (d) Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. Any previous agreement or understandings between the parties regarding such subject matter are merged into and superseded by this Agreement.

          (e) Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          (f) Notices. All notices, consents or other communications hereunder shall be in writing, and shall be deemed to have been duly given and delivered when delivered by hand, or when mailed by registered or certified mail, return receipt requested, postage prepaid, or when received via telecopy or other electronic transmission, in all cases addressed to the party for whom intended at its address set forth below:

          (i) If to Softbank:

                       SOFTBANK Capital Partners LP
                       10 Langley Road, Suite 403
                       Newton Center, MA  02159

                       Attention:  Ron Fisher

                       Facsimile:  (617) 928-9301

              with a copy to:

                       Sullivan & Cromwell
                       125 Broad Street
                       New York, New York 10004

                       Attention:  Stephen A. Grant, Esq.

                       Facsimile:  (212) 558-3588

              If to the Stockholder:

                       Amazon.com, Inc.
                       1200 12th Avenue South, Suite 1200
                       Seattle, Washington  98144

                       Attention:  General Counsel

                       Facsimile:  (206) 834-7010

or such other address as either party shall have designated by notice in writing to the other party given in the manner provided by this Section.

          (g) Publicity. SOFTBANK and the Stockholder shall consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to approval by the other party, except as may be required by law.

          (h) No Implied Rights. Nothing herein express or implied, is intended to or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto and their affiliates, any interests, rights, remedies or other benefits with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

          (i) Assignment. This Agreement may be assigned by either party to any of its affiliates provided such assignee agrees to be bound by the terms of this Agreement as though named as an original party hereto.

          (j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          (k) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                          SOFTBANK CAPITAL PARTNERS LP

                          By: SOFTBANK CAPITAL PARTNERS LLC
                                            General Partner


                          By: /s/ Ronald D. Fisher
                             ------------------------------


                          AMAZON.COM, INC.


                          By: /s/ Randy Tinsley
                             ------------------------------
                             Vice President, Corporate Development and Treasurer